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FORM 5
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/ / Check box if no                              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                                         WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5                               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See       Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
    Instruction 1(b)                  Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

/ / Form 3 Holdings
    Reported

/ / Form 4 Transactions
    Reported

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1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person to
                                                                                                 Issuer (Check all applicable)
                                                                                                     Director         10% Owner
                                                                                                 ----              ---
                                                                                                  X  Officer (give    Other (Specify
                                                                                                 ----        title ---       below)
                                                                                                             below)
   Beale           Susan             M           DTE Energy Company (DTE)                     VICE PRESIDENT AND CORPORATE SECRETARY
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  (Last)          (First)          (Middle)   3. IRS Identification      4. Statement for     7. Individual or Joint/Group Filing
                                                 Number of Reporting        Month/Year           (Check applicable line)
                                                 Person, if an Entity                             X   Form filed by One Reporting
 DTE ENERGY COMPANY                              (Voluntary)                                     ---- Person
 2000 2ND AVENUE                                                            12/2001                   Form Filed by More Than One
-------------------------------------------                              -------------------     ---- Reporting Person
                 (Street)                                                5. If Amendment,
 DETROIT           MI          48226-1279                                   Date of Original
-------------------------------------------                                 (Month/Year)
  (City)         (State)              (Zip)
                  USA
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or (D)  Price                          (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                     2/23/2001       D(1)   1,300.00(1)   D(1)       N.A.                           D
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Common Stock                     2/23/2001       F        245.00      D       $36.254                           D
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Common Stock                     3/14/2001       A      1,500.00      A       $38.7650                          D
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Common Stock                     7/29/2001       G        200.00      D          N.A.      6,503.867            D
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                                                                                                                           In 401(k)
Common Stock                     (2)             A        (2)         (2)        (2)        4323.963            I          Plan
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(1)  Shares forfeited under the terms of a performance incentive plan.

(2)  Shares held through the Detroit Edison Savings and Investment Plan of which 369.646 were acquired during
     2001 as reported on a plan statement dated as of December 31, 2001.

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Employee Stock Option                                                                             Common
(right to buy)              $28.50                                             (1)    3/11/2007   Stock
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                                                                                                  Common
Phantom Stock                 N.A.         (2)        A         (2)            (2)                Stock                    (2)
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Employee Stock Option                                                                             Common
(right to buy)              $38.60                                             (3)    3/22/2008   Stock
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Employee Stock Option                                                                             Common
(right to buy)              $41.47                                             (4)    3/23/2009   Stock
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Employee Stock Option                                                                             Common
(right to buy)              $32.10                                             (5)    2/21/2010   Stock
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Employee Stock Option                                                                             Common
(right to buy)              $38.77     3/14/2001      A        8,000.00        (6)    3/13/2011   Stock   8,000.00
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 9. Number of           10. Ownership               11. Nature of
    Derivative              of Derivative               Indirect
    Securities              Security:                   Beneficial
    Beneficially            Direct (D)                  Ownership
    Owned at End            or Indirect (I)             (Instr. 4)
    of Year                 (Instr. 4)
    (Instr. 4)

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 7,000.00                        D
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  175.823                        D
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 5,000.00                        D
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 5,000.00                        D
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15,000.00                        D
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 8,000.00                        D
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Explanation of Responses:

1. The option vests in four equal annual installments beginning on March 13, 1998.
2. The phantom stock was acquired pursuant to the reporting person's participation under the employer's
   Savings Reparation Plan and are payable in cash or over a period of years upon the termination of the reporting person's employment. Includes 73.880 shares acquired during 2001 under the Plan.
3. The stock option vests in four equal annual installments beginning on March 23, 1999.
4. The option vests in four equal installments on March 24, 2000.
5. The option vests in four annual installments as follows: 50% on February 22, 2001; 20% on February 22,
   2002; 20% on February 24, 2003 and 10% on February 24, 2004.
6. The option vests in three annual installments as follows: 50% on March 14, 2002; 25% on March 14, 2003;
   and 25% on March 15, 2004.

                                                                                           /s/ Susan M. Beale               2/14/02
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                                                                                           **Signature of Reporting Person   Date

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed.                                         Page 2
If space provided is insufficient, see Instruction 6 for procedure.